UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant's name into English)

4 Messogiou & Evropis Street
151 25 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is an Explanatory Note to the Annual Report on Form 20-F of Euroseas Ltd. (the "Company") filed with the Securities and Exchange Commission (the "SEC") on April 27, 2012.  Exhibit 1 to this Report on Form 6-K is hereby incorporated by reference into the Company's registration on Form F-3 filed with the SEC with an effective date of February 17, 2012 (Reg. Stmt. No. 333-177014).

Exhibit 1

Explanatory Note

This explanatory note is being filed to disclose and correct a clerical error in the Company's Annual Report on Form 20-F filed on April 27, 2012 (the "Annual Report").

Due to a clerical error, Item 5.B (Liquidity and Capital Resources) of the Annual Report erroneously characterizes $270,790 as being due from a related party rather than as cash.  Specifically, under the header of "Cash Flows" in Item 5.B, (1) the sentence "[a]s of December 31, 2011, we had a cash balance of $30.93 million and $5.92 million of restricted cash and cash in restricted retention accounts" should instead read "[a]s of December 31, 2011, we had a cash balance of $31.20 million and $5.92 million of restricted cash and cash in restricted retention accounts" and (2) the sentence "[a]s of December 31, 2011, we had $0.48 million due from related party" should instead read "[a]s of December 31, 2011, we had $0.21 million due from related party."

In addition, under the header of "Net cash from operating activities" in Item 5.B, (1) the sentence "[o]ur net cash from operating activities for 2011 was $17.05 million" should instead read "[o]ur net cash from operating activities for 2011 was $17.32 million." and (2) the sentence "and, further, decreased by $2.70 million of changes of other operating assets and liabilities" should instead read "and further decreased by $2.43 million of changes of other operating assets and liabilities."

The mischaracterization described above does not appear in any other sections of the Annual Report, including the financial statements and other disclosures included therein.  The corrected sentences in the paragraph above supersede the applicable information in Item 5.B of the Annual Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

(registrant)

Dated: May 15, 2012	By:	/s/ Aristides J. Pittas
Aristides J. Pittas President